April 12, 2017

Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC  20549

Re:        Allianz Life Insurance Company of New York
Initial Registration Statement on Form S-1
File No. 333-___________

Dear Sir/Madam:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant, Allianz Life Insurance Company of New York and  the principal underwriter, Allianz Life Financial Services, LLC, respectfully request that the effective date of the above-referenced Registration Statement, filed on April 12, 2017, be accelerated and that the Registration Statement be declared effective on April 21, 2017, or as soon thereafter as may be practicable.

If you have any questions or comments, please feel free to contact Stewart Gregg at 763/765-2913 or stewart.gregg@allianzlife.com.

Sincerely,

Allianz Life Insurance Company of New York

By:     /s/ Stewart D. Gregg
_________________________________
      Stewart D. Gregg, Senior Counsel

Allianz Life Financial Services, LLC

By:   /s/ Kristine M. Lord-Krahn
     ______________________________________________
     Kristine M. Lord-Krahn,  Chief Legal Officer and Secretary

Allianz Life Insurance Company of North America, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297